UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Pro-Dex, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74265M106

(CUSIP Number)

Ronald G. Coss
3 Overlook Drive, Newport Coast, California 92657
(949) 376-7590

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 1, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74265M106

1.	Name of Reporting Person: Ronald G. Coss		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00 PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,064,179

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 2,064,179

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,064,179

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 23%

14.	Type of Reporting Person (See Instructions): IN

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Item 1.	Security and Issuer

This statement relates to the common stock of Pro-Dex, Inc., a Colorado corporation, with principal offices at 151 E. Columbine Avenue, Santa Ana, California 92707 (the “Issuer”).

Item 2.	Identity and Background

This statement is filed by Ronald G. Coss, whose business address is 3 Overlook Drive, Newport Coast, California 92657. Mr. Coss is a self-employed businessman. During the last five years Mr. Coss has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws. Mr. Coss is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Except for the shares that are issuable upon the exercise of the stock warrants described below, the shares that have been issued upon the exercise of certain stock options (as described below) and 7,650 shares of the Issuer’s common stock that Mr. Coss has acquired in the public market, Mr. Coss acquired the shares subject to this statement pursuant to the merger of Micro Motors, Inc., a California corporation, with and into Micro Systems Acquisition Corporation, a Colorado corporation and a wholly-owned subsidiary of the Issuer, the closing of which merger occurred on July 26, 1995. In the transaction, previously reported by the Issuer pursuant to a Form 8-K dated July 26, 1995, Mr. Coss and others exchanged all of the issued and outstanding shares of Micro Motors, Inc. for shares of the Issuer.

The shares subject to this statement include an aggregate of 100,000 shares of common stock of the Issuer issuable upon the exercise of certain stock warrants that were issued to Mr. Coss in connection with his past service as an officer and director of the Issuer and 20,000 shares of common stock of the Issuer that were issued upon the exercise of certain stock options that were issued to Mr. Coss in connection with such service. Mr. Coss no longer serves as either an officer or a director of the Issuer. The purchase price for any shares acquired by Mr. Coss pursuant to the exercise of any such stock warrants would be paid with Mr. Coss’ personal funds.

Item 4.	Purpose of Transaction

Mr. Coss acquired the shares subject to this statement for investment purposes in connection with the merger transaction, the issuance of certain stock warrants and options and the acquisition of shares in the public market, in each case as described in Item 3 above. The shares subject to this statement currently constitute restricted securities pursuant to Rule 144 under the Securities Act of 1933. When the shares become registered, or the applicable holding periods under Rule 144 expire, Mr. Coss intends to sell, subject to any applicable volume and manner of sale limitations, some or all of the shares in order to diversify his

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investment holdings. Except as described in this Item 4, Mr. Coss presently has no plan or proposal that relates to, or that would result in, any of the actions enumerated in Item 4 of Schedule 13D.

Item 5.	Interest in the Securities of Issuer

(a)	Mr. Coss currently owns beneficially or of record 2,064,179 shares of common stock of the Issuer and has the right to acquire 100,000 shares of common stock of the Issuer pursuant to the exercise of certain stock warrants. Accordingly, Mr. Coss beneficially owns 2,064,179 shares of the Issuer’s common stock, which represents 23% of the total outstanding shares of common stock.

(b)	Mr. Coss has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of all of the shares of the Issuer beneficially owned by him.

(c)	Except as set forth below, during the sixty-day period preceding the filing of this statement, Mr. Coss did not have any transactions in the common stock of the Issuer.

1.   On March 10, 2004, Mr. Coss purchased 20,000 shares of common stock of the Issuer at a purchase price of $0.66 per share pursuant to the exercise of certain stock options.

2.   Also on March 10, 2004, Mr. Coss sold 10,000 of the shares of common stock of the Issuer acquired pursuant to the exercise of the stock options described above at a price of $2.766 per share.

3.   On March 19, 2004, Mr. Coss sold 20,000 shares of common stock of the Issuer at a price of $2.765 per share.

4.   On March 29, 2004, Mr. Coss sold 4,500 shares of common stock of the Issuer at a price of $2.75 per share.

5.   On March 30, 2004, Mr. Coss sold 16,600 shares of common stock of the Issuer at a price of $2.60 per share.

6.   On April 5, 2004, Mr. Coss sold 5,700 shares of common stock of the Issuer at a price of $2.62 per share.

7.   On April 7, 2004, Mr. Coss sold 11,000 shares of common stock of the Issuer at a price of $2.50 per share.

8.   On May 5, 2004, Mr. Coss sold 12,500 shares of common stock of the Issuer at a price of $2.15 per share.

9.   On May 17, 2004, Mr. Coss sold 15,000 shares of common stock of the Issuer at a price of $1.85 per share.

10.   On May 18, 2004, Mr. Coss sold 10,000 shares of common stock of the Issuer at a price of $1.85 per share.

11.   On June 1, 2004, Mr. Coss sold 10,000 shares of common stock of the Issuer at a price of $2.007 per share.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer beneficially owned by Mr. Coss.

(e)	Mr. Coss continues to be the beneficial owner of more than five percent of the common stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of June 10, 2004

/s/ RONALD G. COSS

Ronald G. Coss

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